

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Jennifer Ryu
Executive Vice President and Chief Financial Officer
Resources Connection, Inc.
17101 Armstrong Avenue
Irvine, CA 92614

> **Re: Resources Connection, Inc.**
>   **Form 10-K for Fiscal Year Ended May 29, 2021**
>   **Filed July 23, 2021**
>   **File No. 000-32113**

Dear Ms. Ryu:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services